[Published June 6, 2008 in Investor’s Business Daily]

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities.  The Offers are being made solely by the formal Offers to Purchase forwarded to security holders of record and is not being made to, and tenders will not be accepted from or on behalf of, security holders residing in any jurisdiction in which making or accepting the Offers would violate that jurisdiction’s laws.  In those jurisdictions where the securities, Blue Sky, or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFERS TO PURCHASE FOR CASH:

Up to 700,000 Shares of common stock of
GTJ REIT, Inc. (the “GTJ”) at a price of
$5 per Share
by:
MPF Badger Acquisition Co., LLC; MPF Senior Note Program II, LP; MPF Special Fund 8, LLC; MPF Income Fund 23, LLC; MPF Income Fund 16, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Fund 5, LLC; MP Income Fund 12, LLC; MPF Flagship Fund 13, LLC (collectively the “GTJ Purchasers”)
and
Up to 207 Units of Limited Partnership Interest of
Apache Offshore Investment Partnership ( “Apache”) at a price of
$13,850 per Unit
by:
SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program II, LP, MPF ePlanning Opportunity Fund I, LP, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MP Falcon Fund, LLC, MPF DeWaay Premier Fund, LLC, and MPF Flagship Fund 12, LLC (collectively, the “Apache Purchasers”; together, the GTJ Purchasers and the Apache Purchasers are the “Purchasers”)

The Purchasers are offering to purchase for cash up to 700,000 shares of common stock (“Shares”) of GTJ, at a price of $5 per Share and up to 207 Units of Limited Partnership Interest of Apache, at a price of $13,850 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offers to Purchase and in the related Letters of Transmittal for the offers (which together constitute the “Offer” and the “Tender Offer Documents”).

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON JULY 18, 2008, UNLESS AN OFFER IS EXTENDED.

Funding for the purchase of the Shares and Units will be provided through the Purchasers’ existing working capital.    The Offers are not made for the purpose of acquiring or influencing control of the business of the issuers.  The Offers will expire at 11:59 p.m., Pacific Time on July 18, 2008, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which an Offer is open (such date and time, as extended the “Expiration Date”).  The Purchasers will not provide a subsequent offering period following the Expiration Date.  If Purchasers make a material change in the terms of an Offer, or if they waive a material condition to an Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer’s soliciting fee.  A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to security holders.  Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding securities) or decrease the number of securities being sought, or increase or decrease the consideration offered pursuant to an Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to secuirty holders, the Offer will be extended at least until the expiration of such ten business days.  For purposes of the Offers, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Pacific Time.  In all cases payment for the securities purchased pursuant to the Offers will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal.

Tenders of securities made pursuant to the Offers are irrevocable, except that security holders who tender their Shares or Units in response to the Offers will have the right to withdraw their tendered Shares or Units at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, Inc. a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares or Units to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Shares or Units to be withdrawn.  In addition, tendered Shares or Units may be withdrawn at any time on or after August 5, 2008, unless the tender has theretofore been accepted for payment as provided above.  If tendering security holders tender more than the number of Shares or Units that Purchasers seek to purchase pursuant to the Offer for those securities, Purchasers will take into account the number of Shares or Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares or Units tendered by each tendering security holder during the period during which that Offer remains open.  The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers at the Purchasers’ expense.  The Offers contain terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below.  A request has been made to GTJ and Apache pursuant to Rule 14d-5 under the Exchange Act for the use of their list of security holders for the purpose of disseminating the Offers to security holders.  Upon compliance by GTJ or Apache with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchasers’ expense to record holders of Shares or Units, brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares or Units.

For Copies of the Tender Offer Documents, Call Purchasers at 1-800-854-8357, Make a Written Request Addressed to 1640 School Street, Moraga, California 94556, email to investors@mpfi.com, or visit our website at www.mpfi.com (click on MPF Tenders).

June 6, 2008